SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2004

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached are the English translation of the summary of payment notices related to the Company’s Classes A2, B1 and B2 Notes:

1)

ALTO PALERMO S.A. (APSA) Secured Non Convertible Notes (Class A2) in a principal amount of Pesos 40,000,000 due 2005

Alto Palermo S.A. (APSA) (the “Company”) informs that on July 19, 2004, will start the payment to the holders of the fourteenth installment of interests related to the Notes issued on January 18, 2001.

Payment Agent: The Company will pay directly to the holders.

Payment hours: From 10 am to 3 pm

Annual Nominal Interest: 8% (Pursuant to Communication “A” 3507 of the Banco Central de la República Argentina dated March 13, 2002)

Interest being paid: 2.99976%

Period comprised by the payment: fourteenth quarterly installment of interests (April 19, 2004/ July 19, 2004)

Amount of interests being paid: Ps. 1,199,903.56. Considering the Notes repurchased by the Company, the amount being paid is Ps. 199,983.94

Payment currency: Argentine Pesos

Method applied for the conversion into Pesos: Exchange rate 1 dollar = 1 Peso. Adjusted by the CER index.

CER index applied: 1.504 (CER index on July 18, 2004).

Stated Nominal Capital: Ps. 40,000,000 equivalent to 100% of the original value without counting the holdings of Alto Palermo S.A. (APSA).

The interests will be paid to the people who were registered, with the Register Agents, as holder of the Notes, at least 15 day prior to the payment date.

—————————————————

2)

ALTO PALERMO S.A. (APSA) and SHOPPING ALTO PALERMO S.A. Non Convertible Notes (Class B1 and B2) in a principal amount of Pesos 80,000,000 due 2005

Alto Palermo S.A. (APSA) and Shopping Alto Palermo S.A. (the “Companies”) inform that on July 19, 2004, will start the payment to the holders of the fourteenth installment of interests related to the Class B1 and B2 Notes issued on January 18, 2001.

Payment Agent: The Company will pay directly to the holders.

Payment hours: From 10 am to 3 pm

Annual Nominal Interest of both Classes: 8% (Pursuant to Communication “A” 3507 of the Banco Central de la República Argentina dated March 13, 2002)

Period comprised by the payment: fourteenth quarterly installment of interests (April 19, 2004/ July 19, 2004)

Interest being paid of both Classes: 2.99976%

Amount of interests of the Class B1 being paid: Ps. 112,490.96

Amount of interests of the Class B2 being paid: Ps. 1,195,216.44 of which will be effectively paid Ps. 212,482.92 because the Company owned Notes for 32,760,417

Payment currency: Argentine Pesos

Method applied for the conversion into Pesos: Exchange rate 1 dollar = 1 Peso. Adjusted by the CER index.

CER index applied: 1.504 (CER index on July 18, 2004)

Stated Nominal Capital Class B1: 3,750,000

Stated Nominal Capital Class B2: 39,843,750 of which the Company owns 32,760,417

The coupon and the interests will be paid to the people who were registered, with the Register Agents, as holder of the Notes, at least 15 day prior to the payment date.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Responsible of Relationships with the markets

Dated: July 16, 2004